Exhibit 99.4

Unaudited pro forma combined financial statements as of March 31, 2015 and the year ended December 31, 2014

On May 14, 2015, QIWI plc (“QIWI” or the “Company”) entered into the Subscription Agreement in Respect of Shares in QIWI plc (the “Subscription Agreement”) with Otkritie Investment Cyprus Limited (“Otkritie”) to acquire 100% ownership of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) by acquiring all of the outstanding interests in CIHRUS LLC (“CIHRUS”), the holding company that held those two businesses. Under the terms of the Subscription Agreement, QIWI agreed to issue 5,593,041 class B shares to Otkritie in exchange for all of the outstanding interests in CIHRUS in two separate closings.

On June 2 and June 30, 2015, the Company acquired 70% and 30%, respectively, of the outstanding interests in CIHRUS (the “Acquisition”). The main activities of the CIHRUS and its subsidiaries, including Attenium LLC, Gikor LLC, Rapida LTD, Processingovyi Tsentr Rapida LLC (together, the “CIHRUS Group”), are operating the Contact money transfer system and the Rapida payment processing system.

The following unaudited combined pro forma statement of financial position as of March 31, 2015 gives effect to the Acquisition as if it had been completed as of March 31, 2015. The Acquisition was accounted for under the acquisition method of accounting pursuant to IFRS 3—Business Combinations. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment. The following unaudited combined pro forma statements of comprehensive income for the year ended December 31, 2014 and for the three months ended March 31, 2015, give effect to the Acquisition as if it had been completed on January 1, 2014.

The unaudited combined pro forma financial statements included herein have been derived from the following sources:

•	Financial information for the Company under the column titled “QIWI” has been derived without adjustment from the audited consolidated financial statements of QIWI plc as of and for the year ended December 31, 2014, included in the Annual Report on Form 20-F filed by QIWI plc with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2015 and unaudited financial results of QIWI plc as of and for the three months ended March 31, 2015, included as Exhibit 99.2 to the Report of a Foreign Issuer on Form 6-K of QIWI plc furnished with the SEC on May 14, 2015.

•	Financial information for CIHRUS Group under the column titled “CIHRUS” has been derived from financial statements listed below:

i) Unaudited interim condensed consolidated financial statements of CIHRUS as of and for the three months ended March 31, 2015; and

ii) Audited consolidated financial statements of CIHRUS as of and for the year ended December 31, 2014,

((i) and (ii) together, the “CIHRUS Financial Statements”)).

The audited consolidated financial statements of CIHRUS as of and for the year ended December 31, 2014 do not include financial results of Attenium LLC (which holds the Rapida payment processing business) for the first half of 2014 as CIHRUS consolidated Attenium LLC using pooling of interest method as both entities (CIHRUS LLC and Attenium LLC) were under common control of Otkritie since June 30, 2014. In addition, the CIHRUS Financial Statements do not include financial results of the Contact money transfer business prior October 2014, the month in which Attenium LLC acquired the Contact business and started to consolidate it into the financial statements of CIHRUS.

In order to show the reader the effect of the fuller impact of the Acquisition, Appendix 1 provides supplemental pro forma information, including certain non-IFRS adjusted financial information, that had been prepared to show the effect of the Acquisition as if the Rapida business (Attenium LLC) had been acquired by CIHRUS on January 1, 2014. Because Contact business was acquired through business acquisition by Otkritie in October 2014 for which no previous financial statements existed, supplemental pro forma information in respect of the Contact business prior to October 2014 cannot be provided.

Such pro forma financial information is derived from:

i)	The audited consolidated financial statements of Attenium LLC as of and for the year ended December 31, 2014;

ii)	The unaudited standalone financial statements of CIHRUS LLC as of and for the year ended December 31, 2014.

The unaudited combined pro forma financial statements have been prepared voluntarily following Article 11 of Regulation S-X. The unaudited combined pro forma financial statements are presented for illustrative purposes only and may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. These unaudited combined pro forma financial statements are based on provisional amounts allocated by management to various assets and liabilities acquired, which amounts may be different when finalized than those currently presented.

The pro forma information should be read in conjunction with the financial statements and notes thereto of CIHRUS and Attenium LLC included as Exhibits 99.1, 99.2 and 99.3 to the Company’s Report of a Foreign Private Issuer on Form 6-K furnished to the SEC on December 22, 2015, and the Company’s financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 12, 2015 and unaudited financial results of QIWI plc as of and for the three months ended March 31, 2015, included as Exhibit 99.2 to the Report of a Foreign Issuer on Form 6-K of QIWI plc furnished to the SEC on May 14, 2015.

The unaudited combined pro forma financial statements do not give effect to any synergies and/or cost savings related to the Acquisition.

Unaudited Combined Pro Forma Statement of Financial Position as of March 31, 2015

(in thousands Rubles)

	QIWI	CIHRUS	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Non-current assets
Property and equipment	363,781	23,673			387,454
Goodwill and other intangible assets	2,326,613	5,353,973	4,300,726	(a)	11,981,312
Long-term debt instruments	2,312,855	—			2,312,855
Long-term loans	49,783	—			49,783
Other non-current assets	54,208	—			54,208
Deferred tax assets	230,227	14,045	33,842	(a)	278,114

Total non-current assets	5,337,467	5,391,691	4,334,568		15,063,726

Current assets
Trade and other receivables	3,042,247	1,387,410			4,429,657
Short-term loans	23,901	4,173			28,074
Short-term debt instruments	1,725,966	—			1,725,966
Prepaid income tax	82,500	3,563			86,063
VAT and other taxes receivable	94,219	—			94,219
Cash and cash equivalents	11,612,312	3,388,155			15,000,467
Other current assets	318,297	344,344	153,841	(b)	816,482

Total current assets	16,899,442	5,127,645	153,841		22,180,928

Assets of disposal group classified as held for sale	117,464	—			117,464

Total assets	22,354,373	10,519,336	4,488,409		37,362,118

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	965	—			965
Additional paid-in capital	1,876,104	—			1,876,104
Share premium	3,044,303	—	9,024,129	(a)	12,068,432
Other reserve	785,017	—			785,017
Retained earnings	3,991,941	—			3,991,941
Translation reserve	240,667	—			240,667

Total equity attributable to equity holders of the parent	9,938,997	—	9,024,129		18,963,126
Non-controlling interest	(271,957)	—			(271,957)

Total equity	9,667,040	—	9,024,129		18,691,169

Non-current liabilities
Long-term borrowings	42,080	—			42,080
Long-term deferred revenue	6,464	—			6,464
Other non-current liabilities	862	—			862
Deferred tax liabilities	73,182	688,915	401,867	(a)	1,163,964

Total non-current liabilities	122,588	688,915	401,867		1,213,370

Current liabilities
Net asset attributable to participants	—	4,937,587	(4,937,587)	(a)	—
Short-term borrowings	439	876,500			876,939
Trade and other payables	11,027,405	2,680,861			13,708,266
Amounts due to customers and amounts due to banks	997,538	999,227			1,996,765
Income tax payable	11,786	188,594			200,380
VAT and other taxes payable	197,626	4,789			202,415
Deferred revenue	24,033	4,001			28,034
Financial instruments	—	137,693			137,693
Other current liabilities	10,665	1,169			11,834

Total current liabilities	12,269,492	9,830,421	(4,937,587)		17,162,326

Liabilities directly associated with the assets of a disposal group classified as held for sale	295,253	—			295,253

Total equity and liabilities	22,354,373	10,519,336	4,488,409		37,362,118

Unaudited Combined Pro Forma Statement of Comprehensive Income for three months ended March 31, 2015

(in thousands Rubles, except per share data)

	QIWI	CIHRUS	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	3,971,476	1,545,760			5,517,236
Cost of revenue (exclusive of depreciation and amortization)	1,740,016	1,057,211			2,797,227
Selling general and administrative expenses	652,203	137,170			789,373
Depreciation and amortization	102,130	81,238	23,778	(b)	207,146

Profit from operations	1,477,127	270,141	(23,778)		1,723,490

Distribution to participants	—	(22,349)			(22,349)
Other income	4,995	231			5,226
Other expenses	(1,159)	(105)			(1,264)
Foreign exchange gain	447,720	16,235			463,955
Foreign exchange loss	(343,986)	(21,371)			(365,357)
Change in fair value of financial instruments	—	(105,639)			(105,639)
Interest income	556	97			653
Interest expense	(13,331)	(12)			(13,343)

Profit before tax	1,571,922	137,228	(23,778)		1,685,372
Income tax expense	(293,210)	(77,832)	31,173	(c)	(339,869)

Net profit	1,278,712	59,396	7,395		1,345,503

Attributable to:
Equity holders of the parent	1,308,136	59,396	7,395		1,374,927
Non-controlling interests	(29,424)	—	—		(29,424)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	33,182	—	—		33,182

Total comprehensive income net of tax	1,311,894	59,396	7,395		1,378,685

Attributable to:
Equity holders of the parent	1,344,466	59,396	7,395		1,411,257
Non-controlling interests	(32,572)	—	—		(32,572)

Number of shares

basic	54,543		5,593		60,136

diluted	55,031		5,593		60,624

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	23.98				22.86

Diluted profit attributable to ordinary equity holders of the parent	23.77				22.68

Unaudited Combined Pro Forma Statement of Comprehensive Income for the year ended December 31, 2014

(in thousands Rubles, except per share data)

	QIWI	CIHRUS	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	14,718,727	2,288,673	(19,622)	(d)	16,987,778
Cost of revenue (exclusive of depreciation and amortization)	7,273,099	1,823,980	805	(d)	9,097,884
Selling general and administrative expenses	3,082,177	198,087	(18,706)	(d)	3,261,558
Depreciation and amortization	353,400	113,074	261,351	(b), (d)	727,825

Profit from operations	4,010,051	153,532	(263,072)		3,900,511

Distribution to participants	—	(319,545)			(319,545)
Other income	42,253	18,987	(46)	(d)	61,194
Other expenses	(29,572)	(310)	29	(d)	(29,853)
Foreign exchange gain	3,359,207	127,358			3,486,565
Foreign exchange loss	(1,428,478)	(156,593)			(1,585,071)
Share of loss of associates	(26,583)	—			(26,583)
Impairment of investment in associates	(24,634)	—			(24,634)
Change in fair value of financial instruments	—	(7,037)			(7,037)
Gain from disposal of subsidiary	—	15,213	(15,213)	(d)	—
Interest income	1,692	2,103			3,795
Interest expense	(41,513)	(462)	188	(d)	(41,787)

Profit before tax	5,862,423	(166,754)	(278,114)		5,417,555

Income tax expense	(894,506)	(125,107)	113,855	(c), (d)	(905,758)

Net profit	4,967,917	(291,861)	(164,259)		4,511,797

Attributable to:
Equity holders of the parent	5,024,140	(291,861)	(164,259)		4,568,020
Non-controlling interests	(56,223)	—	—		(56,223)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	105,789				105,789

Total comprehensive income net of tax	5,073,706	(291,861)	(164,259)		4,617,586

Attributable to:
Equity holders of the parent	5,217,720	(291,861)	(164,259)		4,761,600
Non-controlling interests	(144,014)	—	—		(144,014)
Number of shares

basic	53,396		5,593		58,989

diluted	54,179		5,593		59,772

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	94.09				77.44

Diluted profit attributable to ordinary equity holders of the parent	92.73				76.42

Notes to Unaudited Pro Forma Combined Financial Information

Note 1 - Basis of presentation

The unaudited combined pro forma statement of financial position as of March 31, 2015 gives effect to the acquisition as if it had been completed as of March 31, 2015. The acquisition has been accounted for using the acquisition method. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

The unaudited combined pro forma statements of comprehensive income for the three months ended March 31, 2015 and the unaudited combined pro forma statements of comprehensive income for the year ended December 31, 2014 give effect to the acquisition as if it had been completed on January 1, 2014.

Note 2 — Preliminary purchase price allocation

On June 2 and June 30, 2015, the Company acquired 70% and 30%, respectively, of the outstanding interests in CIHRUS. The Company financed the acquisition through the issuance of 5,593,041 class B shares of QIWI. The unaudited pro forma combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of CIHRUS based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price for CIHRUS to the acquired identifiable assets, liabilities assumed and pro forma goodwill:

(in thousands Rubles)

Fair value of 3,915,129 class B shares transferred for 70%	6,410,868

Fair value of 1,677,912 class B shares transferred for 30%	2,613,261

Total purchase consideration transferred	9,024,129

Net assets acquired:
Property and equipment	24,279
Intangible assets (provisional)	5,560,776
Deferred tax assets	53,430
Accounts receivable	2,352,154
Cash and cash equivalents	3,200,275
Prepaid income tax	51,204
Other current assets	480,514
Deferred tax liabilities	(1,089,522)
Short-term borrowings	(1,246,398)
Trade and other payables	(3,951,076)
Income tax payable	(218,024)
Amounts due to customers and amounts due to banks	(832,818)
Other current liabilities	(14,494)

Total identifiable net assets at fair value as at June 2, 2015	4,370,300

Goodwill	4,653,829

Note 3 — Pro forma adjustments

Adjustments to the pro forma combined statement of financial position

(a)	Reflects:

•	the adjustment of historical intangible assets acquired by the Company to their estimated fair value

•	goodwill associated with the acquisition

•	the effect of issuance of shares

•	the effect of the deferred tax assets and liabilities resulting from the acquisition

•	the elimination of the historical net assets attributable to participants of CIHRUS as part of the consolidation (see Note 2).

(b)	Accrual of indemnification asset, as the share purchase agreement commits the seller to unconditionally and irrevocably indemnify and reimburse in full all direct or indirect losses incurred, suffered or sustained by the Company in respect of this matter during the three years from the date of the agreement.

Adjustments to the pro forma statements of comprehensive income

(a)	Distributions to participants treated by the Company as dividends and eliminated upon consolidation.

(b)	Reflects the estimated amortization (including: customer and partner relationships, trademarks and computer software with useful life of 15, 6 and 5 years correspondingly and bank license with indefinite useful life) and depreciation expense related to the acquired intangible assets, property and equipment discussed in Notes 2 and 3(a) (adjustments to the pro forma combined statement of financial position), respectively.

(c)	Reversal of the income tax expense as a result of accrual of indemnification, as the share purchase agreement commits the seller to unconditionally and irrevocably indemnify and reimburse in full all direct or indirect losses incurred, suffered or sustained by the Company in respect of this matter during the three years from the date of the agreement.

(d)	Deconsolidation of Contact Tsentr LLC and the effect of its sale as Contact Tsentr LLC was not part of the Acquisition.

Unaudited Combined Pro Forma of non-IFRS adjusted metrics for three months ended March 31, 2015

These unaudited pro forma combined financial statements presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. Other Adjusted Net Revenue is principally composed of revenue from inactivity fees, interest revenue and revenue from overdrafts provided to agents.

For the three months ended March 31, 2015

(in million Rubles, except per share basis)

	QIWI	Rapida	Contact	Other and Eliminations	Total
Volume (billion)	158.4	92.9	55.8	—	307.1
Total Adjusted Net Revenue	2,515	233	338	16	3,102
Payment Adjusted Net Revenue	1,840	158	322	—	2,320
Other Adjusted Net Revenue	675	75	16	16	782
Adjusted Net Profit	1,117	61	193	12	1,383
Payment Net Revenue Yield	1.16%	0.17%	0.58%		0.76%
Adjusted Net Profit per share:
Basic	20.47				23.00

Diluted	20.29				22.81

•	Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is also referred to as segment net revenue in the financial statements of CIHRUS as of and for the three months ended March 31, 2015. Please refer to note 4 of the financial statements of CIHRUS as of and for the three months ended March 31, 2015.

•	Adjusted net profit is defined as net profit excluding amortization of fair value adjustments, share-based payment expenses, and foreign exchange gain from revaluation of cash proceeds from secondary public offering, change in fair value of financial instruments and the effects of taxation on those excluded items. Adjusted net profit for Rapida and Contact is calculated by deducting taxes (in an amount of RUB 14 million for Rapida and RUB 46 million for Contact) from segment profit before tax of Rapida and Contact. Please refer to note 4 of the financial statements of CIHRUS as of and for the three months ended March 31, 2015.

•	For a reconciliation of adjusted net revenue and adjusted net profit of QIWI for the three months ended March 31, 2015, please refer to exhibit 99.2 to QIWI’s Report of a Foreign Private Issuer on Form 6-K for the three months ended March 31, 2015, filed with the U.S. Securities and Exchange Commission on May 14, 2015.

Appendix 1

Financial information in the pro forma format representing full year consolidation of Attenium LLC and standalone financial statements of CIHRUS LLC for the year ended December 31, 2014

(in thousands Rubles, except per share data)

	QIWI	CIHRUS[1]	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	14,718,727	3,503,381			18,222,108
Cost of revenue (exclusive of depreciation and amortization)	7,273,099	2,867,568			10,140,667
Selling general and administrative expenses	3,082,177	275,760			3,357,937
Depreciation and amortization	353,400	57,998	321,806	(b)	733,204

Profit from operations	4,010,051	302,055	(321,806)		3,990,300

Distribution to participants	—	(293,321)	293,321	(a)	—
Other income	42,253	19,579			61,832
Other expenses	(29,572)	(7,380)			(36,952)
Foreign exchange gain	3,359,207	127,458			3,486,665
Foreign exchange loss	(1,428,478)	(156,620)			(1,585,098)
Share of loss of associates	(26,583)	—			(26,583)
Impairment of investment in associates	(24,634)	—			(24,634)
Interest income	1,692	2,314			4,006
Interest expense	(41,513)	(273)			(41,786)

Profit before tax	5,862,423	(6,188)	(28,485)		5,827,750
Income tax expense	(894,506)	(204,611)	174,676	(c)	(924,441)

Net profit	4,967,917	(210,799)	146,191		4,903,309

Attributable to:
Equity holders of the parent	5,024,140	(210,799)	146,191		4,959,532
Non-controlling interests	(56,223)				(56,223)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	105,789				105,789

Total comprehensive income net of tax	5,073,706	(210,799)	146,191		5,009,098

Attributable to:
Equity holders of the parent	5,217,720	(210,799)	146,191		5,153,112
Non-controlling interests	(144,014)	—			(144,014)

Number of shares

basic	53,396		5,593		58,989

diluted	54,179		5,593		59,772

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	94.09				84.08

Diluted profit attributable to ordinary equity holders of the parent	92.73				82.97

(1)	See “Reconciliation to Financial Statements of CIHRUS (unaudited)”.

1Reconciliation to Financial Statements of CIHRUS (unaudited)

(in thousands Rubles)

	Attenium LLC (audited) 2014	+	CIHRUS Standalone (unaudited) 2014	=	CIHRUS (unaudited) 2014
Revenue	3,425,782		77,599		3,503,381
Cost of revenue (exclusive of depreciation and amortization)	2,858,710		8,858		2,867,568
Selling general and administrative expenses	239,382		36,378		275,760
Depreciation and amortization	45,221		12,777		57,998

Profit from operations	282,469		19,586		302,055

Distribution to participants	(293,321)		—		(293,321)
Other income	19,567		12		19,579
Other expenses	(7,269)		(111)		(7,380)
Foreign exchange gain	127,419		39		127,458
Foreign exchange loss	(156,620)		—		(156,620)
Interest income	1,300		1,014		2,314
Interest expense	(92)		(181)		(273)

Profit before tax	(26,547)		20,359		(6,188)

Income tax expense	(202,186)		(2,425)		(204,611)

Net profit	(228,733)		17,934		(210,799)

Attributable to:
Equity holders of the parent	(228,733)		17,934		(210,799)

Total comprehensive income net of tax of 0	(228,733)		17,934		(210,799)

Attributable to:
Equity holders of the parent	(228,733)		17,934		(210,799)

Non-IFRS adjusted metrics for the year ended December 31, 2014

For the year ended December 31, 2014

(in million Rubles, except per share basis)

	QIWI	Rapida	Contact	Other and Eliminations	Total
Volume (billion)	645.4	442.5	58.7	—	1,146.6
Total Adjusted Net Revenue	8,836	523	223	81	9,663
Payment Adjusted Net Revenue	6,515	566	241	—	7,322
Other Adjusted Net Revenue	2,321	(43)	(18)	81	2,341
Adjusted Net Profit	3,496	101	86	31	3,714
Payment Net Revenue Yield	1.01%	0.13%	0.41%		0.64%
Adjusted Net Profit per share:
Basic	65.48				62.97

Diluted	64.54				62.14

•	Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is also referred to as segment net revenue in the financial statements of Attenium LLC as of and for the year ended December 31, 2014. Please refer to note 7 of the financial statements of Attenium LLC as of and for the year ended December 31, 2014.

•	Adjusted net profit is defined as net profit excluding amortization of fair value adjustments, share-based payment expenses, and foreign exchange gain from revaluation of cash proceeds from secondary public offering, change in fair value of financial instruments and the effects of taxation on those excluded items. Adjusted net profit for Rapida and Contact is calculated by deducting taxes (in an amount of RUB 47 million for Rapida and RUB 65 million for Contact) from segment profit before tax of Rapida and Contact. Please refer to note 7 of the financial statements of Attenium LLC as of and for the year ended December 31, 2014 for Rapida and to note 7 of the financial statements of CIHRUS as of and for the year end December 31, 2014 for Contact.

•	For a reconciliation of adjusted net revenue and adjusted net profit of QIWI for the year ended December 31, 2014, please refer to Item3. Key Information of QIWI’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission.